

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Stephen Whatley
Chairman and Chief Executive Officer
Southern States Bancshares, Inc.
615 Quintard Ave.
Anniston, AL 36201

> **Re: Southern States Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 5, 2022**
> **File No. 333-268673**

Dear Stephen Whatley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-957-9365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael Waters, Esq.